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                          October 1, 2021

       Victor Lee
       President and Chief Executive Officer
       Ascent Solar Technologies, Inc.
       12300 Grant Street
       Thornton, CO 80241

                                                        Re: Ascent Solar
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2021
                                                            File No. 333-259837

       Dear Mr. Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Fischer